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                                                                   EXHIBIT 99.11

                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1)   Name of company

SMARTLOGIK GROUP PLC

2)   Name of shareholder having a major interest

THE SHELL PETROLEUM COMPANY LIMITED

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

INTEREST OF PARENT COMPANY ABOVE IN 2 THROUGH HOLDINGS IN ITS WHOLLY OWNED SUBSIDIARIES, SHELL PENSIONS TRUST LIMITED AND SHELL TRUST (BERMUDA) LIMITED, BEING TRUSTEES OF SHELL CONTRIBUTORY PENSION FUND AND SHELL OVERSEAS CONTRIBUTORY PENSION FUND RESPECTIVELY.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

NOT DISCLOSED

5)   Number of shares/amount of stock acquired

NOT DISCLOSED

6)   Percentage of issued class

NOT DISCLOSED

7)   Number of shares/amount of stock disposed

N/A

8)   Percentage of issued class

N/A

9)   Class of security

ORDINARY SHARES OF ONE PENCE

10)  Date of transaction

NOT DISCLOSED

11)  Date company informed

12 JULY 2001
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12)  Total holding following this notification

25,013,354 ORDINARY SHARES OF ONE PENCE IN THE FOLLOWING ACCOUNTS:

HSBC SPMS NOMINEE (UK) LIMITED - A/C SPT - 17,358,727
HSBC SPMS NOMINEE (UK) LIMITED - A/C STB - 7,654,627

13)  Total percentage holding of issued class following this notification

5.35%

14)  Any additional information


15)  Name of contact and telephone number for queries

CAROLINE WEBB - 020 7925 7676

16) Name and signature of authorised company official responsible for making this notification

CAROLINE WEBB

  Date of notification  16 JULY 2001